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                                             File No. 70-9143


                SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC 20549


                   CERTIFICATE OF NOTIFICATION

             Pursuant to Rule 24(a) under the Public
              Utility Holding Company Act of 1935

                            Filed by

                   NEW ENGLAND ELECTRIC SYSTEM


     It is hereby certified that as of January 7, 1998, certain transactions covered by the Statement on Form U-1 and amendments thereto, and the Order of the Securities and Exchange Commission in this file dated December 11, 1997 (Release No. 35-26796), with respect thereto have been carried out, in accordance with the terms and conditions of and for the purpose represented in said statement and Order of the Commission, as follows:

     The proposed amendments to NEP's By-Laws and Articles of Organization, MECO's By-Laws and Articles of Organization, and NECO's Preferred Stock Preference Provisions were all approved at special meetings of the stockholders of each of the three companies held on December 12, 1997. Together with the approval of the NECO common stockholder and a vote of the NECO Board of Directors, both on December 15, 1997, these amendments eliminated certain limitations on the issuance of unsecured indebtedness.

     Pursuant to tender offers which expired on December 12, 1997;

     New England Electric System (NEES) purchased 47,185 shares of Massachusetts Electric Company's (MECO) 4.44% Dividend Series Preferred Stock, 47,470 shares of MECO's 4.76% Dividend Series Preferred Stock, 146,000 shares of MECO's 6.99% Dividend Series Preferred Stock, and 407,839 shares of MECO's 6.84% Preferred Stock-Cumulative.

     NEES purchased 130,791 shares of The Narragansett Electric Company's (NECO) 4.50% Series Cumulative Preferred Stock, 88,783 shares of NECO's 4.64% Series Cumulative Preferred Stock, and 254,950 shares of NECO's 6.95% Series Cumulative Preferred Stock.
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     NEES purchased 86,410 shares of New England Power Company's
     (NEP) 4.56% Dividend Series Preferred Stock, 43,924 shares of NEP's 4.60% Dividend Series Preferred Stock, 40,250 shares of NEP's 4.64% Dividend Series Preferred Stock, 64,204 shares of NEP's 6.08% Dividend Series Preferred Stock, and 56,127 shares of NEP's 6.00% Cumulative Preferred Stock.

     The tendering holders of all of the above shares were paid by the Depositary on December 19, 1997, except for the holder of 521 shares of NECO's 4.50% Series Cumulative
     Preferred Stock, who was paid on January 7, 1998.

     NEES continues to hold the 290,915 shares of NEP's Preferred Stock mentioned above. On December 31, 1997, NEES donated all preferred shares of MECO and NECO tendered to NEES to MECO and NECO, respectively, as a capital contribution. These preferred shares purchased from MECO and NECO were cancelled and retired on December 31, 1997, except for 521 shares of NECO's 4.50% Series Cumulative Preferred Stock, which are in the process of being cancelled and retired.

     The required "past tense" opinion of counsel is attached
     hereto.
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                            SIGNATURE
                            ---------

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate of Notification (Commission's File No. 70-9143) to be signed on its behalf by the undersigned officer thereunto duly authorized.

                              NEW ENGLAND ELECTRIC SYSTEM

                                  s/Michael E. Jesanis

                              By
                                 Michael E. Jesanis
                                 Vice President and
                                 Treasurer


Date: January 20, 1998










The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of The Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.